SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 24 July, 2020

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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press release

24 July 2020

bp appoints Tushar Morzaria as non-executive director

Will join bp's board effective from 1 September 2020

BP plc ("bp") today announced the appointment of Tushar Morzaria as a non-executive director. The appointment takes effect from 1 September 2020.  He will also join bp's audit committee as an additional member.

Tushar Morzaria is currently Group Finance Director of Barclays PLC, the British universal banking and financial services company. Having joined Barclays from JP Morgan in 2013, he is a member of the Barclays' board and executive committee. Mr Morzaria is a British national, born in Uganda and based in London.

Helge Lund, chairman of bp, said: "On behalf of the board, I am delighted to welcome Tushar to bp. He will bring a wealth of strong financial services expertise to bp, as well as experience in delivering corporate change programmes while maintaining a focus on performance. I look forward to Tushar joining the board and becoming an important addition to our audit committee as we navigate the next phase of bp's reinvention."

At the date of this announcement, Tushar Morzaria holds 8277 ordinary shares in bp. Pursuant to Listing Rule 9.6.13R, it is confirmed there are no other disclosures required in addition to the above information.

Further information

bp press office, London +44 7831 095541, bppress@bp.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 24 July 2020
/s/ Ben J. S. Mathews
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Ben J. S. Mathews
Company Secretary